SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

1 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 1 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
1 March 2019	998,844	2,360.50	2,346.00	2,354.31	LSE
1 March 2019	350,000	2,355.00	2,346.00	2,353.18	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/829312/01032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

4 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 4 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
4 March 2019	1,011,081	2,364.50	2,344.50	2,357.08	LSE
4 March 2019	17,590	2,350.00	2,344.00	2,347.43	BATS (BXE)
4 March 2019	87,443	2,354.00	2,344.00	2,349.51	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/830338/04032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

5 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 5 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
5 March 2019	891,589	2,372.50	2,354.00	2,363.56	LSE
5 March 2019	98,831	2,355.00	2,354.00	2,354.97	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/831137/05032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

6 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 6 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
6 March 2019	950,160	2,382.00	2,359.50	2,370.10	LSE
6 March 2019	91,018	2,370.00	2,360.00	2,367.31	BATS (BXE)
6 March 2019	321,809	2,380.00	2,360.00	2,369.85	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/831839/06032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

7 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 7 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
7 March 2019	1,330,938	2,376.00	2,353.00	2,361.31	LSE
7 March 2019	147,879	2,374.00	2,353.00	2,360.88	BATS (BXE)
7 March 2019	364,956	2,372.50	2,353.50	2,362.11	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/832486/07032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

8 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 8 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
8 March 2019	1,319,407	2,355.00	2,309.00	2,327.03	LSE
8 March 2019	665,675	2,350.00	2,309.00	2,321.63	BATS (BXE)
8 March 2019	297,777	2,354.50	2,309.00	2,327.21	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/833048/08032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

11 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 March 2019	1,253,646	2,355.00	2,331.50	2,339.80	LSE
11 March 2019	116,560	2,347.50	2,332.00	2,337.14	BATS (BXE)
11 March 2019	332,859	2,349.50	2,331.00	2,338.45	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/833851/11032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

12 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 12 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 March 2019	638,218	2,353.00	2,305.00	2,329.25	LSE
12 March 2019	31,252	2,349.50	2,306.00	2,327.81	BATS (BXE)
12 March 2019	204,037	2,350.00	2,306.50	2,329.22	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/834479/12032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

13 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 13 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 March 2019	657,798	2,369.50	2,342.00	2,359.25	LSE
13 March 2019	2,306	2,351.00	2,343.00	2,347.53	BATS (BXE)
13 March 2019	22,055	2,359.00	2,344.00	2,351.48	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/835211/13032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

14 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 14 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 March 2019	385,302	2,390.00	2,371.50	2,380.61	LSE
14 March 2019	82,843	2,385.00	2,376.50	2,379.28	BATS (BXE)
14 March 2019	200,482	2,386.00	2,371.50	2,380.43	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/835959/14032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

15 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 March 2019	661,111	2,403.50	2,379.00	2,388.90	LSE
15 March 2019	105,716	2,395.00	2,380.00	2,388.88	BATS (BXE)
15 March 2019	249,261	2,394.00	2,379.00	2,387.76	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/836507/15032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

18 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 18 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 March 2019	235,602	2,409.00	2,380.50	2,399.95	LSE
18 March 2019	2,975	2,395.00	2,380.50	2,387.15	BATS (BXE)
18 March 2019	45,602	2,400.00	2,380.00	2,395.53	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/837336/18032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

19 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 19 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 March 2019	272,413	2,436.50	2,415.00	2,430.17	LSE
19 March 2019	98,942	2,429.00	2,420.00	2,428.68	BATS (BXE)
19 March 2019	125,327	2,431.00	2,420.50	2,429.17	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/838059/19032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

20 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 20 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 March 2019	874,436	2,433.50	2,407.00	2,419.78	LSE
20 March 2019	205,808	2,427.00	2,408.00	2,420.37	BATS (BXE)
20 March 2019	151,146	2,425.00	2,407.50	2,417.96	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/838832/20032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

21 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 21 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2019	192,592	2,447.00	2,442.00	2,445.78	LSE
21 March 2019	56,858	2,450.00	2,442.00	2,448.70	BATS (BXE)
21 March 2019	75,166	2,448.00	2,442.00	2,447.50	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/839522/21032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

22 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 22 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2019	1,665,762	2,444.00	2,377.50	2,412.88	LSE
22 March 2019	462,000	2,443.50	2,378.00	2,408.62	BATS (BXE)
22 March 2019	361,000	2,444.00	2,377.50	2,397.93	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/840040/22032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

25 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 March 2019	1,684,000	2,406.00	2,375.00	2,386.67	LSE
25 March 2019	481,000	2,406.00	2,374.50	2,386.55	BATS (BXE)
25 March 2019	366,000	2,406.00	2,375.00	2,386.68	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/840747/25032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

26 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 26 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 March 2019	1,101,137	2,409.50	2,383.50	2,398.19	LSE
26 March 2019	69,108	2,394.00	2,384.00	2,392.88	BATS (BXE)
26 March 2019	50,306	2,395.00	2,385.00	2,390.13	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/841559/26032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

27 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 27 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 March 2019	1,408,000	2,395.50	2,358.50	2,374.94	LSE
27 March 2019	489,000	2,394.50	2,358.00	2,373.33	BATS (BXE)
27 March 2019	355,000	2,395.50	2,358.00	2,374.88	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/842278/27032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

28 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 28 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 March 2019	568,405	2,393.00	2,363.50	2,381.75	LSE
28 March 2019	83,275	2,387.50	2,363.50	2,378.10	BATS (BXE)
28 March 2019	159,320	2,389.50	2,363.50	2,377.92	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/843066/28032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

29 March 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 29 March 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 March 2019	83,319	2,405.00	2,399.50	2,404.76	LSE
29 March 2019	898	2,400.00	2,400.00	2,400.00	BATS (BXE)
29 March 2019	2,780	2,402.00	2,401.00	2,401.54	Chi-X (CXE)

These share purchases form part of the third tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the third tranche of its share buyback programme on January 31, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 31, 2019 up to and including 29 April, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/843712/29032019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name: A Clarke Title: Deputy Company Secretary Date: April 2, 2019